

Mail Stop 3561

June 27, 2018

Via E-mail
Mr. Chuck Ence
Chief Financial Officer
New Age Beverage Corporation
1700 E. 68th Avenue
Denver, CO 80229

> **Re:** **New Age Beverage Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed April 17, 2018**
> **Form 10-Q for the Quarterly Period Ended March 31, 2018**
> **Filed May 15, 2018**
> **File No. 001-38014**

Dear Mr. Ence:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Highlights, page 22

1.   Your definition of EBITDA reflects several adjustments not typically included in the calculation of EBITDA. Please retitle your measure so it is distinguished from the term EBITDA. See Question 103.01 of the Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures. Please also revise the title wherever the EBITDA measure is presented.

2.   In your disclosure for EBITDA you state the non-GAAP measure is useful to investors because it removes material, one-time and non-recurring charges. Tell us how each of these items meets the definitions of non-recurring, infrequent or unusual as set forth in Item 10(e)(1)(ii)(B) of Regulation S-K. If they do not comply with the Item, please do not refer to adjustments as being non-recurring or one-time. See also Question 102.03 of the Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Item 1. Financial Statements
Note 1 - Nature of Operations, Basis of Presentation and Significant Accounting Policies, page 6

3.   Please revise your disclosure to provide your accounting policy on revenue recognition as a result of your implementation of FASB ASC 606. Please refer to the guidance in FASB ASC 606-10-50 and Article 10 of Regulation S-X.

Item 4. Controls and Procedures, page 25

4.   Please revise your disclosure to provide your conclusion on the effectiveness or ineffectiveness of your Disclosure Controls and Procedures. In addition, please provide a detailed discussion on how the non-disclosure of your revenue recognition policy in this Form 10-Q affected your conclusion.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Brian McAllister at (202) 551-3341 or Angela Lumley at (202) 551-3398 with any questions.

                                        Sincerely,

                                        /s/ Rufus Decker for

                                        Craig Arakawa
                                        Accounting Branch Chief
                                        Office of Beverages, Apparel and
                                        Mining